UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

Fundrise Balanced eREIT II, LLC

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	84-4465115 (I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (this “Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by Fundrise Balanced eREIT II, LLC (the “Company”) with the Securities and Exchange Commission (the “SEC”), which may be accessed here (beginning on page 31) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise Balanced eREIT II, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. The use of the terms “Fundrise Balanced eREIT II”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Balanced eREIT II, LLC unless the context indicates otherwise. Operations substantially commenced on January 13, 2021. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one operating and reportable segment consisting of investments in real estate.

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 2021, and intends to continue to operate as such. The Company has one taxable REIT subsidiary (“TRS”), Fundrise MF TRS 1, LLC, which was established on April 1, 2022.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform, located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties, debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include properties purchased for renovation and conversion into condominiums and single-tenant properties that may be converted for another use, such as multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Code Section 1031 tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral, primarily commercial real estate properties and development projects, and diversified by security type, property type and geographic location.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage is between 50%-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed, it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offerings and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

▪	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

▪	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

▪	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate- related products and that finance the types of assets we intend to acquire and originate;

▪	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

▪	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

▪	to realize growth in the value of our investments over the long term;

▪	to grow net cash from operations so that cash flow is available for distributions to investors over the long term; and

▪	to preserve, protect and return shareholders’ capital contributions.

Our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In particular, our investment objectives and strategies are similar to other Fundrise eREITs, which are also managed by our Manager. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here (beginning on page 31) as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward-Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A in connection with the Offering. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. Most recently, on December 17, 2025, the Company qualified up to $75.0 million of additional common shares for sale pursuant to Regulation A (which we refer to as the “Offering”). As of both December 31, 2025 and 2024, we had raised total gross offering proceeds of approximately $59.5 million, respectively, from settled subscriptions (including proceeds received in the private placements to our Sponsor, and Moat Investments, LP (f/k/a Fundrise, L.P.), an affiliate of our Sponsor, and approximately $1.6 million received in private placements to third parties), and had settled subscriptions in our Offering and separate private placements for an aggregate of approximately 5.4 million of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2025, approximately $75.0 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under the Offering as of December 31, 2025.

We expect to offer common shares in the Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. The per share purchase price for our common shares is adjusted at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has currently determined to adjust the per share purchase price quarterly (or as soon as commercially reasonable and announced by us thereafter), to be no less than our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 30, 2023, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 30, 2023	$9.90	Form 1-U
March 29, 2024	$10.34	Form 1-U
June 29, 2024	$10.49	Form 1-U
September 30, 2024	$10.68	Form 1-U
December 31, 2024	$10.76	Form 1-U
March 31, 2025	$10.91	Form 1-U
June 30, 2025	$11.11	Form 1-U
September 30, 2025	$11.12	Form 1-U
December 31, 2025	$11.24	Form 1-U
April 1, 2026	$9.19	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order for our investors to generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 100% from return of capital for the years ended December 31, 2025 and 2024.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis, it will be treated as a gain resulting from a sale or exchange of such shares.

For further details, please see Note 5, Distributions in our financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2025 and 2024, approximately 2.6 million and 2.0 million common shares, respectively, have been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe redemptions requested during the year ended December 31, 2025 are attributable to investor demand to restore and preserve personal liquidity in response to the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows from distributions from investments in equity method investees. We may seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies, Revenue Recognition, in our financial statements for further detail.

Results of Operations

For the years ended December 31, 2025 and 2024, we had total net losses of approximately $1.8 million. Further information on the notable changes in our results are as follows:

Other Income (Expenses)

Equity in Losses

For the years ended December 31, 2025 and 2024, we had equity in losses of approximately $1.2 million and $1.5 million, respectively, from our equity method investments. The decrease in equity in losses is primarily attributable to lower interest expense in one of our equity method investments from lower interest rates and lower debt balance outstanding throughout the year ended December 31, 2025.

Dividend Income

For the years ended December 31, 2025 and 2024, we earned dividend income of approximately $164,000 and $456,000, respectively. The decrease in dividend income is primarily related to dividends earned on the investments in public equity securities that were purchased and sold within the year ended December 31, 2024.

Interest Income – Related Party

For the years ended December 31, 2025 and 2024, we earned interest income on related party debt of approximately $46,000 and $0, respectively. The increase in interest income is primarily attributable to interest accrued on the promissory note receivable extended to National Lending, LLC (“National Lending”) during the year ended December 31, 2025. See Note 7, Related Party Arrangements, to the audited financial statements for further information regarding National Lending.

Interest Expense – Related Party

For the years ended December 31, 2025 and 2024, we incurred interest expense on related party debt of approximately $102,000 and $0, respectively. The increase in interest expense period over period is primarily attributable to a higher average principal balance outstanding on two related party notes payable to National Lending, which were entered into during the year ended December 31, 2025. See Note 7, Related Party Arrangements, to the audited financial statements for further information regarding National Lending.

Our Investments

The following tables summarize the investments held during the period from January 1, 2024 through December 31, 2025. See “Recent Developments” for a description of any investments we have made since December 31, 2025. Note that the use of the term “controlled subsidiary” is not intended to conform with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Number of Units (1)	Date of Acquisition	Initial Purchase Price (2)	Overview (Form 1-U)
Williamson Overlook Controlled Subsidiary(3)	Georgetown, TX	Multifamily Rental	270	03/05/2021	$2,500,000	Initial	Update
Starkey Ranch Controlled Subsidiary(3)	Odessa, FL	Multifamily Rental	384	03/10/2021	$4,265,000	Initial	Update
Lake Shadow Controlled Subsidiary(3)	Maitland, FL	Multifamily Rental	300	06/02/2021	$3,995,000	Initial	Update
North Charleston Controlled Subsidiary(3)	North Charleston, SC	Multifamily Rental	276	07/29/2021	$2,569,000	Initial	N/A
Heron Bay Controlled Subsidiary(3)	Locust Grove, GA	Land	226	10/19/2021	$635,000	Initial	N/A
Woodlands Controlled Subsidiary(3)	The Woodlands, TX	Single Family Rental	171	10/29/2021	$2,670,000	Initial	Update
Vegas Controlled Subsidiary(3)	North Las Vegas, NV	Multifamily Rental	185	02/25/2022	$3,958,000	Initial	Update
Myrtle Controlled Subsidiary(3)	Myrtle Beach, SC	Single Family Rental	130	06/30/2022	$2,747,500	Initial	N/A
RSE Mezza Controlled Subsidiary(4)	Jacksonville, FL	Multifamily	440	12/10/2025	$1,380,000	N/A	N/A

(1)	Number of Units refers to the total number of units or homes acquired or anticipated to be acquired in tranches. The Number of Units are presented as of the date of acquisition, and have not been subsequently updated.

(2)	Purchase Price refers to the total price paid by us at closing for our pro rata share of the equity in the controlled subsidiary.
(3)	Multifamily real estate investment acquired by the Company through our investment in MF JV 1, LLC (“MF JV 1”), which we also refer to as a “Co-Investment Arrangement”, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC (the “Fundrise Interval Fund”). The ownership percentage of the investment in MF JV 1 for the Company and the Fundrise Interval Fund are 10% and 90%, respectively. The Company’s Co-Investment Arrangement is accounted for under the equity method of accounting.

(4)	On December 10, 2025, the Company acquired a 5.1% limited partnership interest in the RSE Mezza Controlled Subsidiary (“Mezza JV LP”) from an affiliated eREIT. The Company transferred cash consideration of approximately $1.4 million and in return acquired and assumed a pro rata share of all related obligations, rights, and interests of the joint venture. The remaining ownership percentage of 94.9% is held by other eREITs and Funds affiliated with our Manager.

As of December 31, 2025, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending in exchange for ownership interests. See Note 7, Related Party Arrangements in our financial statements for further information regarding National Lending and the Co-Investment Arrangement.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. Our material cash requirements are primarily (i) funding new investments as opportunities arise, (ii) ordinary-course operating expenses and capital expenditures, and (iii) debt service. As of December 31, 2025, we had no unfunded commitments, have not identified any material capital expenditure requirements over the next twelve months, and have no mortgage maturities during the same period.

As of December 31, 2025, we had approximately $4.6 million in cash and cash equivalents and had deployed approximately $60.4 million in three investments. The Company has a continuous funding commitment to maintain a total contribution amount of 5% of its assets under management to National Lending. As of December 31, 2025, the Company has satisfied this requirement and had no unfunded capital commitment related to this obligation.

During the years ended December 31, 2025 and 2024, cash and cash equivalents decreased by approximately $4.4 million and $8.3 million, respectively, primarily due to shareholder redemptions. The Company expects that redemptions may continue to impact liquidity; however, it believes its existing cash on hand, ongoing capital raising activities through its Offering, distributions from investments, and access to financing arrangements, including with National Lending, are expected to provide sufficient liquidity to meet its obligations and fund operations for at least 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding unsecured Company level debt of $7.0 million and $5.4 million as of April 23, 2026 and December 31, 2025, respectively, exclusive of any debt secured by the real property of our unconsolidated investments. This amount does not include any debt secured by the real property of our unconsolidated joint venture(s). Our targeted portfolio-wide leverage is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed, it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time-to-time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. It is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We seek to manage liquidity and capital resources to support our long-term investment strategy. Our ability to grow and diversify our portfolio is influenced, in part, by our ability to raise additional capital through the issuance of common shares. To the extent capital raising activity is lower than anticipated, the pace of new investments and portfolio diversification may be reduced. In addition, because we incur certain fixed operating expenses, slower capital growth could increase such expenses as a percentage of gross income and may affect the level of distributions over time.

Outlook and Recent Trends

We seek to identify and make investments according to large macroeconomic trends because we believe those trends are likely to drive outsized growth, which in turn can deliver above average performance. Real estate has seen significant headwinds since the Federal Reserve (the “Fed”) first began raising interest rates in late 2022 to combat inflation. Over the past several years, a combination of higher interest rates and a softer rental market has made real estate a challenging asset class from a return and valuation perspective. During 2025, the real estate market operated amid continued macroeconomic uncertainty and constrained capital markets. Within real estate, performance continues to diverge between property sectors. Single family and industrial rent continued to grow in 2025, while multifamily rent experienced modest softening.

Macroeconomic conditions remained volatile throughout 2025 and into early 2026. The introduction of tariffs in 2025, which were subsequently struck down in February 2026, contributed to uncertainty. Broader economic indicators during this period pointed to a slowing growth environment, with moderating inflation and signs of strain in consumer spending, particularly among middle-income households. In response to evolving economic conditions, the Fed reduced its benchmark interest rate by 25 basis points in September, October, and December 2025. Despite growing concerns about the broader economic environment, the Fundrise portfolio continued to benefit from the underlying fundamentals of its asset base throughout 2025. Across much of the portfolio, disciplined asset management and diversification helped support operating performance during a period of limited transaction activity and reduced liquidity in private real estate markets. For many real estate investors, this translated into a year of consolidation, with property values remaining relatively stable rather than experiencing a broad recovery.

More recently, geopolitical developments, including the outbreak of war in Iran in March 2026, have increased market volatility and contributed to a tightening of financial conditions. Interest rates have risen, with the 10-year Treasury increasing from approximately 3.96% to 4.35% over a short period, while capital markets activity has slowed. These dynamics have resulted in higher discount rates and downward pressure on real estate valuations, including within the Fundrise portfolio as of the date of this report.

Looking ahead, the Company expects that real estate market conditions will continue to be influenced by macroeconomic and geopolitical developments. While a sustained decline in interest rates could support improved valuations over time, the timing and extent of such changes remain uncertain. The Fundrise portfolio is positioned with a focus on diversified, income-generating assets, which management believes may provide relative resilience in a slower growth environment. The Company will continue to evaluate investment opportunities across both equity and credit strategies, with an emphasis on disciplined capital deployment in response to evolving market conditions.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we had no off-balance sheet arrangements.

Recent Developments

Status of our Offering

As of April 23, 2026, the Company has issued approximately 5,427,000 common shares for gross offering proceeds of approximately $59.7 million, which included any private placements to third parties.

National Lending

On January 29, 2026, National Lending issued a new promissory note to the Company for a total maximum principal amount of $2.0 million. The note bore a 5.0% interest rate per annum and matured on January 29, 2027. On January 30, 2026, the Company made a draw of $300,000 on the “2025 - D” National Lending promissory note.

On April 22, 2026, the Company entered into a new promissory note with National Lending, providing for a maximum principal balance of $11.0 million, bearing interest at 5.0%, and maturing on May 31, 2027. Upon execution of this agreement, the Company fully extinguished all outstanding loans from National Lending, which included approximately $7.0 million of principal and approximately $102,000 in accrued interest. The $7.0 million principal was settled through a non-cash debt extinguishment. As of April 23, 2026, approximately $7.0 million in principal was outstanding.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to- day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	49	Chief Executive Officer
Brandon T. Jenkins	40	Chief Operating Officer
Bjorn J. Hall	45	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	45	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to joining our Sponsor, Mr. Miller had been the President of one of the largest mixed-use real estate companies in the Washington, DC metro area. Over the course of his 25-year career, Mr. Miller has acquired more than $8 billion of real estate assets—including 37,000 residential units and 5 million square feet of industrial and commercial space. Mr. Miller holds a Bachelor’s degree in Economics from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts degree from Duke University.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the SEC from December 2017 to April 2021, and before that, served as Assistant Chief Accountant of the Division of Investment Management at the SEC from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in its Asset Management practice. Ms. Staloch has a Bachelor of Arts degree in Psychology from Miami University and received a Master of Accounting degree from the Ohio State University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer, and Corporate Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he served as a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts degree from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 7, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2026 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	10	*
Brandon T. Jenkins	-	-
Bjorn J. Hall	98	*
Alison A. Staloch	600	*
All executive officers of our Manager as a group (4 persons)	708	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 7, Related Party Arrangements in our financial statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO THE FINANCIAL STATEMENTS OF

Fundrise Balanced eREIT II, LLC

KPMG LLP

Suite 900

8350 Broad Street

McLean, VA 22102

Independent Auditors’ Report

The Members

Fundrise Balanced eREIT II, LLC:

Opinion

We have audited the financial statements of Fundrise Balanced eREIT II, LLC (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

● Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG
International Limited, a private English company limited by guarantee.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

McLean, Virginia

April 23, 2026

Fundrise Balanced eREIT II, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2025	As of December 31, 2024
ASSETS
Cash and cash equivalents	$4,635	$8,992
Other assets	14	27
Investments in equity method investees	22,644	21,575
Total Assets	$27,293	$30,594

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$124	$103
Settling subscriptions	2	-
Due to related party	74	88
Distributions payable	20	23
Redemptions payable	1,438	1,628
Notes payable - related party	5,401	-
Total Liabilities	7,059	1,842

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 5,407,568 and 5,407,568 shares issued and 2,828,377 and 3,429,251 shares outstanding as of December 31, 2025 and 2024, respectively	30,682	37,333
Accumulated deficit and cumulative distributions	(10,448)	(8,581)
Total Members’ Equity	20,234	28,752
Total Liabilities and Members’ Equity	$27,293	$30,594

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Revenue
Other revenue	$-	$-
Total revenue	-	-

Expenses
General and administrative expenses	389	400
Investment management fees – related party	312	347
Total expenses	701	747

Other income (expenses)
Equity in losses	(1,194)	(1,511)
Dividend income	164	456
Interest income – related party	46	-
Interest expense – related party	(102)	-
Total other income (expenses)	(1,086)	(1,055)

Net loss	$(1,787)	$(1,802)

Net loss per basic and diluted common share	$(0.56)	$(0.48)
Weighted average number of common shares outstanding, basic and diluted	3,191,061	3,772,767

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated
	Shares	Amount	Deficit and Cumulative Distributions	Total Members’ Equity
December 31, 2023	4,002,333	$43,201	$(6,695)	$36,506
Proceeds from issuance of common shares	-	-	-	-
Offering costs	-	(13)	-	(13)
Distributions declared on common shares	-	-	(84)	(84)
Redemptions of common shares	(573,082)	(5,855)	-	(5,855)
Net loss	-	-	(1,802)	(1,802)
December 31, 2024	3,429,251	37,333	(8,581)	28,752
Proceeds from issuance of common shares	297	3	-	3
Offering costs	-	(129)	-	(129)
Distributions declared on common shares	-	-	(80)	(80)
Redemptions of common shares	(601,171)	(6,525)	-	(6,525)
Net loss	-	-	(1,787)	(1,787)
December 31, 2025	2,828,377	$30,682	$(10,448)	$20,234

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
OPERATING ACTIVITIES:
Net loss	$(1,787)	$(1,802)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in losses	1,194	1,511
Changes in assets and liabilities:
Net (increase) decrease in other assets	13	(6)
Net increase (decrease) in accounts payable and accrued expenses	20	35
Net increase (decrease) in due to related party	(10)	(13)
Net cash provided by (used in) operating activities	(570)	(275)
INVESTING ACTIVITIES:
Issuance of note receivable – related party	(10,800)	-
Repayment of note receivable – related party	10,800	-
Investment in equity method investees	(12,740)	(8,190)
Distributions received from equity method investees	10,477	7,355
Net cash provided by (used in) investing activities	(2,263)	(835)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	3	-
Proceeds from notes payable - related party	6,400	-
Repayment of notes payable - related party	(1,000)	-
Proceeds from settling subscriptions	2	-
Redemptions paid	(6,715)	(7,006)
Distributions paid	(83)	(151)
Reimbursements to related party	(2)	(13)
Offering costs paid	(129)	-
Net cash provided by (used in) financing activities	(1,524)	(7,170)

Net increase (decrease) in cash and cash equivalents	(4,357)	(8,280)
Cash and cash equivalents, beginning of year	8,992	17,272
Cash and cash equivalents, end of year	$4,635	$8,992

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Non-cash extinguishment of debt	$3,600	$-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party notes	$102	$-
Interest received – related party notes	$46	$-

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Notes to the Financial Statements

For the Years Ended December 31, 2025 and 2024

1.	Formation and Organization

Fundrise Balanced eREIT II, LLC (the “Company”) was formed on January 28, 2020, as a Delaware limited liability company and substantially commenced operations on January 13, 2021. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Balanced eREIT II, LLC except where the context otherwise requires.

The Company has one operating and reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2021. The Company has one taxable real estate investment trust subsidiary (“TRS”), Fundrise MF TRS 1, LLC, which was formed with an effective date of April 1, 2022.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $75.0 million of additional common shares on December 17, 2025, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of December 31, 2025 and 2024, after redemptions, the Company has net common shares outstanding of approximately 2,828,000 and 3,429,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of both December 31, 2025 and 2024, the Sponsor owned 500 common shares. As of December 31, 2025 and 2024, after redemptions, third parties owned approximately 73,000 and 93,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $1.2 million and $1.4 million, respectively. As of December 31, 2025 and 2024, the total amount of equity issued by the Company on a gross basis was approximately $59.5 million, respectively, and the total amount of settling subscriptions was approximately $2,000 and $0, respectively. These amounts were based on a per share price of $11.12 as of December 31, 2025.

2.	Summary of Significant Accounting Policies Formation and Organization

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. As of December 31, 2025, the Company has identified Mezza JV LP (the parent entity of the Mezza Controlled Subsidiary) as a VIE; however, we are not the primary beneficiary and therefore account for our investment under the equity method of accounting. As of December 31, 2024, we did not have any VIEs for the periods presented in these financial statements.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of money market funds as of December 31, 2025 and 2024.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Loss per Share

Basic loss per share is calculated on the basis of the weighted-average number of common shares outstanding during the year. Basic loss per share is computed by dividing income or (loss) available to members by the weighted-average common shares outstanding during the year. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2025 and 2024.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, and include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

After the Company reached a net asset value (“NAV”) per share greater than $10.00 per share (“Hurdle Rate”), the Company was obligated to start reimbursing the Manager, without interest, for offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The Hurdle Rate was met as of June 30, 2021 and the total amount payable to the Manager will be based on the dollar amount that the NAV per share exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the offering provided. No reimbursement shall be made if the reimbursement would cause the NAV per share to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV per share exceeded the Hurdle Rate, it recognized a liability with a corresponding reduction to equity for offering costs.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2025 and 2024.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2021. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the years ended December 31, 2025 and 2024. No gross deferred tax assets or liabilities have been recorded as of December 31, 2025 or December 31, 2024.

As of December 31, 2025, the tax period for the taxable year ending December 31, 2022 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the financial statements.

Revenue and Income Recognition

Interest income is recognized on an accrual basis and consists of interest earned on the promissory notes the Company extended to National Lending, LLC (“National Lending”).

Dividend income is recorded on the ex-dividend date, while periodic cash flow distributions from equity method investments are recognized when declared. Dividend income is recognized on an accrual basis and consists of dividends earned through our cash sweep bank account.

Recent Accounting Pronouncements

In December 2025, the FASB issued Accounting Standards Update (“ASU”) 2025-12, Codification Improvements, which clarifies, corrects, and makes minor improvements across U.S. GAAP. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270), which improves the navigability of interim reporting guidance in Topic 270. The ASU does not expand or reduce interim disclosure requirements, but instead clarifies when Topic 270 applies, what constitutes interim financial statements prepared in accordance with U.S. GAAP, and which disclosures are required at interim dates. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), which provides a practical expedient for all entities and an accounting policy election for entities other than public business entities when estimating expected credit losses on trade receivables and contract assets arising from revenue transactions under Topic 606. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2025, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), which amends existing guidance for determining the accounting acquirer in a transaction primarily effected  through the exchange of equity interests in which the legal acquiree is a VIE that meets the definition of a business. The standard is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2026, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In January 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This guidance enhances the transparency and usefulness of income tax disclosures by requiring entities to provide additional information about income taxes paid, including disaggregation by federal, state, and foreign jurisdictions, as well as further detail on the effective tax rate reconciliation. The adoption of this guidance had no impact on the Company’s financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted.  The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In January 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and are included in each reported measure of segment profit or loss. It also requires disclosure of the amount and composition of “other segment items”, as well as interim disclosures of segment profit or loss and assets. These requirements apply to all public entities, including those with a single reportable segment. Adoption of the new standard affected financial statement disclosures only and did not impact the Company’s financial position or results of operations.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Beginning balance	$21,575	$22,251
Additional investments in equity method investees(1)	12,740	8,190
Distributions from equity method investees	(10,477)	(7,355)
Equity in losses of equity method investees	(1,194)	(1,511)
Ending balance	$22,644	$21,575

(1)	On December 10, 2025, the Company acquired a 5.1% limited partnership interest in Mezza JV LP (“Mezza JV”) from an affiliated eREIT. The Company transferred cash consideration of approximately $1.4 million for its ownership interest in the joint venture.

As of December 31, 2025 and 2024, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Investments in equity method investees includes the contributions to National Lending in exchange for ownership interests. As of December 31, 2025 and 2024, the carrying value of the Company’s equity method investment in National Lending was approximately $4.0 million and $3.7 million, respectively. See Note 7, Related Party Arrangements for further information regarding National Lending.

(2)	10% non-controlling member interest in MF JV 1, a joint venture (“Co-Investment”) between the Company and Fundrise Real Estate Interval Fund, LLC, which primarily invests in stabilized multi-family properties located throughout the United States.

(3)	5.1% non-controlling member interest in Mezza JV, a joint venture between the Company and other eREITs and Funds affiliated with our Manager, whose activities are carried out through the following wholly-owned asset: Mezza Apartments, a garden-style multi-family complex in Jacksonville, FL.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2025	As of December 31, 2024
Real estate assets, net	$416,951	$430,191
Other assets (1)	148,071	114,713
Total assets	$565,022	$544,904

Credit facility	$155,152	$153,169
Mortgage notes payable, net	95,931	106,705
Other liabilities (2)	55,766	27,628
Equity	258,173	257,402
Total liabilities and equity	$565,022	$544,904
Company’s equity investment, net	$22,644	$21,575

(1)	As of December 31, 2025 and 2024, approximately $134.4 million and $98.3 million of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, respectively. See Note 7, Related Party Arrangements for further information regarding National Lending.

(2)	As of December 31, 2025 and 2024, approximately $49.4 million and $22.0 million of “Other liabilities” represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 7, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Total revenue	$46,379	$46,541
Total expenses	55,611	59,297
Net losses	$(9,232)	$(12,756)
Company’s equity in losses of investee	$(1,194)	$(1,511)

The Company is a guarantor to various debt arrangements entered into by MF JV 1 and certain of its wholly-owned subsidiaries as of December 31, 2025 and 2024. Additionally, in connection with the Mezza JV transaction during the year ended December 31, 2025, the Company entered into a guarantee assumption for various debt arrangements entered into by Mezza JV. These debt arrangements were entered into by our equity method investees for purposes of securing financing on existing real estate properties and future real estate property acquisitions. The Company’s guarantees (“standard carve-out guarantee”) included within these non-recourse debt arrangements is limited to standard lender protection clauses in the remote likelihood of wrongful action on the part of our equity method investees and its subsidiaries, as the named borrowers. As of December 31, 2024, the Company was also subject to a limited recourse liability of $1.7 million on one of these debt arrangements during the real estate property’s stabilization period. This limited recourse liability could have been released upon the equity method investee’s borrower subsidiary meeting certain operational and financial criteria, which had not been met as of that date. During the year ended December 31, 2025, the debt arrangement was refinanced and the Company was relieved from the associated limited recourse liability.

As of December 31, 2025 and 2024, the total commitments outstanding by our equity method investees, for which the Company was subject to a standard carve-out guarantee, were approximately $303.2 million and $261.1 million, respectively.

The debt arrangements incur interest at variable and fixed rates. As of December 31, 2025, the maturity dates of these debt arrangements ranged from March 9, 2026, through December 30, 2031, some of which have extension options available to our equity method investees and their subsidiaries. No amounts have been accrued by the Company as a loss contingency related to these guarantees as of each of December 31, 2025 and 2024 because payment by the Company is not probable.

These debt arrangements also contain various financial and non-financial covenant requirements for the Company.

4.	Variable Interest Entities

The Company evaluates its involvement with legal entities to determine whether any are VIEs and, if so, whether it is the primary beneficiary and should consolidate such entities. As of December 31, 2025, the Company has identified one VIE for which it is not the primary beneficiary and therefore is unconsolidated. The Company’s carrying amount of the VIE is approximately $1.4 million and the maximum exposure to loss is approximately $51.3 million. The Company’s maximum exposure to loss exceeds its carrying amount primarily due to customary carve-out guarantees; however, the Company does not have any obligations to provide additional financial support to these VIEs beyond such arrangements. See Note 9, Commitments and Contingencies in our financial statements for further information.

The Company did not identify any VIEs as of December 31, 2024.

5.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the years ended December 31, 2025 and 2024, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $80,000 and $84,000, respectively. Of the distributions declared during the years ended December 31, 2025 and 2024, approximately $60,000 and $61,000 were paid, respectively. Approximately $20,000 and $23,000 remained payable as of December 31, 2025 and 2024, respectively.

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, real estate deposits and notes payable to related parties reported in the balance sheets approximates fair values because of the short maturity of these instruments.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate, which was met as of June 30, 2021. See Note 2, Summary of Significant Accounting Policies – Offering Costs for the amount of offering costs incurred and payable for the years ended December 31, 2025 and 2024.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or certain technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2025 and 2024, the Manager incurred approximately $8,000 and $9,000 of operational costs on our behalf, respectively. As of both December 31, 2025 and 2024, approximately $1,000 was due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. The Manager may, in its sole discretion, waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived. Accordingly, during the years ended December 31, 2025 and 2024 we incurred investment management fees of approximately $312,000 and $347,000 respectively, and as of December 31, 2025 and 2024, approximately $73,000 and $84,000, respectively, of investment management fees were payable to the Manager and are included in “Due to related party” on the balance sheets.

The Company may be charged by the Manager a development management fee of 5.0% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the years ended December 31, 2025 and 2024, no development management fees have been incurred or paid to the Manager.

The Company may be charged by the Manager a property management fee of 4.0% of gross receipts for the then current calendar month, for each real estate investment for which the Manager is acting as the property manager. However, we do not intend to charge such property management fee unless it is net of the fees being charged by another property manager of such asset of the project. Our Manager may, in its sole discretion, waive its property management fee, in whole or in part. The Manager will forfeit any portion of the property management fee that is waived. For the years ended December 31, 2025 and 2024, no property management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2025 and 2024, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the years ended December 31, 2025 and 2024, no special servicing fees have been incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the years ended December 31, 2025 and 2024, no fees for such services have been incurred or paid to the Manager.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For the years ended December 31, 2025 and 2024, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates, may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2025 and 2024, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of December 31, 2025 and 2024.

For the years ended December 31, 2025 and 2024, the Sponsor incurred approximately $25,000 and $28,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. Approximately $1,000 and $2,000 of such costs were due and payable as of December 31, 2025 and 2024, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Manager and affiliated with our Sponsor, including the Company. The Sponsor became the manager of National Lending effective June 18, 2025, but does not hold any equity interest in National Lending. Prior to this change, an independent manager managed National Lending under a management agreement at a market rate. The Sponsor is not compensated for its role as manager. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund to maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of December 31, 2025 and 2024, the Company has contributed approximately $3.3 million and $3.3 million for a 4.67% and a 4.79% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs or Funds who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s or Fund’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing.

The following is a summary of the promissory notes issued by National Lending to the Company during the years ended December 31, 2025 and 2024 and remaining outstanding balances as of December 31, 2025 and 2024 (dollar amounts in thousands):

Note	Maximum Principal Amount	Interest Rate	Maturity Date	Balance as of December 31, 2025	Balance as of December 31, 2024
2025 - A (1)	$1,000	5.50%	02/28/2026	$-	$-
2025 – B (2)	$2,200	5.50%	05/29/2026	$-	$-
2025 – C (2)	$2,200	5.75%	08/28/2026	$-	$-
2025 - D (2)	$5,700	5.00%	12/31/2026	$5,400	$-
Total				$5,400	$-

(1)	Note 2025 - A was executed with National Lending for a maximum principal balance of $1.0 million. During the year ended December 31, 2025, the Company’s total draw down on this promissory note was $1.0 million. The Company repaid the 2025 - A Note, which included approximately $1.0 million of principal and approximately $4,000 in accrued interest, as of December 31, 2025.

(2)	During the year ended December 31, 2025, the Company entered into several new loan agreements with National Lending and drew principal totaling approximately $3.6 million. On December 31, 2025, the Company entered into one new unsecured promissory note with National Lending providing for a maximum principal balance of $5.7 million. Upon execution of this agreement, the Company fully extinguished all outstanding loans from National Lending as of December 31, 2025, which included approximately $3.6 million of principal and approximately $97,000 in accrued interest. The $3.6 million principal was settled through a non-cash debt extinguishment. On December 31, 2025 after the non-cash debt extinguishment, the Company had drawn an additional $1.8 million of principal balance.

For the years ended December 31, 2025 and 2024, the Company incurred approximately $102,000 and $0, respectively, in interest expense on notes with National Lending. As of December 31, 2025 and 2024, we had approximately $1,000 and $0 outstanding accrued interest due to National Lending.

The following is a summary of the promissory notes receivable issued by the Company to National Lending during the years ended December 31, 2025 and 2024 and note receivable balances as of December 31, 2025 and 2024 (dollar amounts in thousands):

Note	Maximum Principal Amount	Interest Rate	Maturity Date	Balance as of December 31, 2025	Balance as of December 31, 2024
2025 - A(1)	$6,600	5.75%	12/31/2025	$-	$-
2025 - B(2)	$4,300	5.25%	04/03/2026	$-	$-
Total				$-	$-

(1)	On January 8, 2025, the Company extended a promissory note receivable to National Lending with a maximum principal amount of $6.6 million. The secured note bore a 5.75% interest rate, with all interest accruing and due upon maturity.The promissory note was fully repaid on February 28, 2025, including approximately $35,000 of accrued interest.

(2)	On April 4, 2025, the Company extended a promissory note receivable to National Lending with a maximum principal amount of $4.3 million. The secured note bore a 5.25% interest rate, with all interest accruing and due upon maturity. During the year ended December 31, 2025, the Company had drawn $4.2 million of the principal amount, and the note was fully repaid on April 23, 2025, including approximately $12,000 of accrued interest.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition. The ownership percentages of the investments in MF JV 1 for the Company and the Fundrise Real Estate Interval Fund, LLC are 10% and 90%, respectively.

For the years ended December 31, 2025 and 2024, no reimbursable operating costs were incurred by the Company on behalf of MF JV 1, our Co-Investment. No reimbursable operating costs were receivable as of December 31, 2025 and 2024.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Guarantee of Debt – Equity Method Investees

As of December 31, 2025 and 2024, the total debt outstanding by our equity method investees, for which the Company was subject to a standard carve-out guarantee, was approximately $303.2 million and $261.1 million, respectively. As of December 31, 2024, the Company was subject to a limited recourse liability of $1.7 million. As of December 31, 2025, the debt arrangement was refinanced and the Company was relieved from the associated limited recourse liability. As of December 31, 2025, the maturity dates of these debt arrangements ranged from March 9, 2026, through December 30, 2031, some of which have extension options available to our equity method investees and their subsidiaries. The Company has evaluated the guarantees in accordance with ASC 460, Guarantees, and ASC 450, Contingencies. Management has concluded that no liability should be recorded as of December 31, 2025 and 2024, as the likelihood of the Company being required to perform under the guarantees is remote.

Legal Proceedings

As of the date of the financial statements, we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being significant to us.

10.	Segment Reporting

The Company has one operating and reportable segment consisting of investments in real estate. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s Chief Operating Decision Maker (“CODM”), assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single operating and reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The CODM assesses segment performance using net income (loss), which is reported in the Company’s Statements of Operations. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s financial statements. Total expenses and total other expenses, as disclosed in the financial statements, represent the CODM’s measure of significant expenses. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. The measure of segment assets is reported in the Company’s Balance Sheets. No single investment accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

11.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 23, 2026 for potential recognition or disclosure.

Status of our Offering

As of April 23, 2026, the Company has issued approximately 5,427,000 common shares for gross offering proceeds of approximately $59.7 million, which included any private placements to third parties.

National Lending

On January 29, 2026, National Lending issued a new promissory note to the Company for a total maximum principal amount of $2.0 million. The note bore a 5.0% interest rate per annum and matured on January 29, 2027. On January 30, 2026, the Company made a draw of $300,000 on the “2025 - D” National Lending promissory note.

On April 22, 2026, the Company entered into a new promissory note with National Lending, providing for a maximum principal balance of $11.0 million, bearing interest at 5.0%, and maturing on May 31, 2027. Upon execution of this agreement, the Company fully extinguished all outstanding loans from National Lending, which included approximately $7.0 million of principal and approximately $102,000 in accrued interest. The $7.0 million principal was settled through a non-cash debt extinguishment. As of April 23, 2026, approximately $7.0 million in principal was outstanding.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit
No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A/A filed on December 2, 2020)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular on Form 1-A filed on December 17, 2025)
6.1*	Form of License Agreement between Fundrise Balanced eREIT II, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Balanced eREIT II, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A/A filed on October 9, 2020)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.4*	Amended and Restated Limited Liability Company Operating Agreement of Fundrise MF JV 1, LLC (Incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-K filed on April 11, 2023)

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 23, 2026.

Fundrise Balanced eREIT II, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 23, 2026
Benjamin S. Miller	Fundrise Advisors, LLC (Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 23, 2026
Alison A. Staloch	Fundrise Advisors, LLC (Principal Financial Officer and Principal Accounting Officer)